Exhibit 23.2

Consent of Independent Certified Public Accountants

We have issued our report dated December 19, 2002 (except for Note E, as to which the date is January 31, 2003) relating to the consolidated financial statements of Meritage Hospitality Group Inc., as of and for the two years in the period ended December 1, 2002 included in the Annual Report on Form 10-K for the year ended November 30, 2003 which is incorporated by reference in this Registration Statement. We consent to the incorporation by referenced in this Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Southfield, Michigan
March 4, 2004